St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014



ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566
www.stjudegold.com


05006981

March 24, 2005

RECEIVED
2005 APR -5 A

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

Following the implementation of the SEDI system (System for Electronic Disclosure by Insiders) in June 2003, we have generated and enclosed copies of the Summary Reports of the most recent insider transactions to update your records for the following insiders:

- Michael A. Terrell (period: February 19 - March 24, 2005).

We trust the enclosed is in order and remain,

PROCESSED
APR 06 2005
THOMSON
FINANCIAL

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

/mjh
enclosure

4/5

Insider transaction detail - View details for insider

2005-03-24 16:09 ET

Transactions sorted by : **Insider**
Insider family name : **TERRELL (Starts with)**
Given name : **Michael A. (Starts with)**
Transaction date range : **February 19, 2005 - March 24, 2005**

Insider name: TERRELL, Michael A.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Issuer name: St. Jude Resources Ltd.

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares Class "A"

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
447711	2005-03-17	2005-03-24	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+5,000	2.1800	812,490						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
447722	2005-03-24	2005-03-24	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,500	2.2000	814,990						